SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of October 2006

STORA ENSO CORPORATION

(Translation of registrant’s name into English)

Kanavaranta 1

P.O.Box 309

00101 Helsinki, Finland

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X        Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                  No      X

News Release	September 29, 2006 at 12.00 GMT

Kanavaranta 1
00160 Helsinki, Finland

P.O. Box 309
FIN-00101 Helsinki, Finland

Tel +358 2046 131
Fax +358 2046 21471

www.storaenso.com

Stora Enso’s Port Hawkesbury Mill to restart

HELSINKI, Finland – Stora Enso (NYSE:SEO) today announced that Stora Enso’s Port Hawkesbury Mill in Nova Scotia, Canada, will restart operations following a 10-month shutdown due to profitability challenges.

The mill will carry out a phased-in approach to getting the two paper machines operating, beginning with the immediate start-up of its paper machine (PM) 2 which has an annual capacity of 360 000 tonnes of super-calendered magazine paper (“SC” catalogue and magazine paper), followed by PM 1, which has an annual capacity of 190 000 tonnes of newsprint.

The three main local factors that impact the future profitability of the mill are energy, labour and taxes. Stora Enso has reached the following on these items:

•	Energy: The Nova Scotia Utility and Review Board established a new rate formula for large industrial customers based on the actual cost for Nova Scotia Power Inc. to produce electricity.

•	Labour: The new labour contract allows modern work practices and includes wage concessions.

•	Taxes: The local municipality has agreed to a 10-year realty tax agreement. The Province of Nova Scotia has agreed to phase out the capital tax.

The mill ceased production on 24 December 2005 due to a labour dispute. The new five-year collective labour agreement (31 May 2004–31 May 2009) was ratified on 20 June 2006. The agreement includes a 10% decrease in wages from the 2006 level, changes to key work practices such as flexibility and overtime, and 54 identified reductions in workforce, which have been achieved through a voluntary early retirement programme. In addition, wage reductions of 10% also applied to all salaried personnel. The agreement was necessary for the mill to achieve profitability with two machines.

The restart of the mill after the June ratification by the union was delayed until the issue of high electricity costs was resolved with the local power utility. The Nova Scotia Utility and Review Board recently approved a revised power rate for Extra Large Industrial customers.

The impact on the Stora Enso Group’s operating profit during the shutdown period has been approximately EUR 5 million per month.

The Port Hawkesbury Mill will continue to face the challenges of the marketplace and the strength of the Canadian dollar, which puts particular pressure on Canadian manufacturing industries exporting to the United States.

Stora Enso is an integrated paper, packaging and forest products company producing publication and fine paper, packaging board and wood products – all areas in which the Group is a global market leader. Stora Enso’s sales totalled EUR 13.2 billion in 2005. The Group has some 46 000 employees in more than 40 countries on five continents. Stora Enso has an annual production capacity of 16.9 million tonnes of paper and board and 7.7 million cubic metres of sawn wood products, including 3.3 million cubic metres of value-added products. Stora Enso’s shares are listed in Helsinki, Stockholm and New York.

Stora Enso Oyj
Business ID 1039050-8

For further information, please contact:

Tim Laatsch, Senior Vice President, Communications, Stora Enso North America,

tel. 715 422 4023

Stora Enso’s Port Hawkesbury Mill has been operating in Nova Scotia since 1962. It produces 190 000 tonnes of newsprint and 360 000 tonnes of super-calendered paper for the catalogue and magazine paper markets primarily within North America. Port Hawkesbury Paper Mill and its forestry unit are part of the North American operations of Stora Enso Oyj, which also has papermaking facilities at Wisconsin Rapids, Stevens Point, Whiting, Kimberly, Niagara and Biron, Wisconsin; and Duluth, Minnesota.

www.storaenso.com

www.storaenso.com/investors

Stora Enso Oyj
Business ID 1039050-8

2(2)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 2, 2006	STORA ENSO CORPORATION

	By:	/s/ Hannu Ryöppönen
Hannu Ryöppönen
Senior Executive Vice President and CFO

	By:	/s/ Jyrki Kurkinen
Jyrki Kurkinen General Counsel